

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05047964

March 18, 2005

Glenn M. Reiter
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/18/2005

Re: Toys "R" Us, Inc.

Dear Mr. Rieter:

This is in regard to the letters dated March 15, 2005 and March 16, 2005 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the New York City Board of Education Retirement System, and the New York State Common Retirement Fund for inclusion in Toys "R" Us' proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that Toys "R" Us therefore withdraws its January 20, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Robyn Manos
Special Counsel



cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER E-MAIL ADDRESS

January 20, 2005

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Toys "R" Us, Inc. –
Securities Exchange Act of 1934: Rule 14a-8(i)

Ladies and Gentlemen:

Toys "R" Us, Inc., a Delaware corporation (the "Company"), has received letters dated December 1 and December 14, 2004 from the New York City Employees' Retirement System and the New York State Common Retirement Fund, respectively, co-sponsoring a shareholder proposal to be included in the Company's proxy materials (the "Proposal") for its forthcoming annual meeting of stockholders scheduled to be held on June 2, 2005. We have attached a copy of the letters and the Proposal as Exhibit A hereto. On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it omits the Proposal from its proxy materials pursuant to Rule 14a-8(i)(10), because it has already been substantially implemented.

The Proposal

The Proposal requests that management implement equal employment opportunity policies based on the following principles prohibiting discrimination based on sexual orientation and gender identity:

- Discrimination based on sexual orientation and gender identity will be prohibited in the company's employment policy statement.
- The company's non-discrimination policy will be distributed to all employees.
- There will be no discrimination based on any employee's actual or perceived health condition, status, or disability.
- There will be no discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity.

- Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs.
- There will be no discrimination in the recognition of employee groups based on sexual orientation or gender identity.
- Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity.
- There will be no discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity.
- There will be no discrimination in the sale of goods and services based on sexual orientation or gender identity, and
- There will be no policy barring corporate charitable contributions to groups and organizations based on sexual orientation.

Background

The Company has comprehensive policies and practices that prohibit discrimination on the basis of sexual orientation and gender identity. All of these policies are posted on the Company's internal website.

The Equal Employment Opportunity Policy, attached hereto as Exhibit B, prohibits discrimination on the basis of sex, sexual orientation, disability or any other basis protected by federal, state or local law in all personnel actions. These prohibitions are clearly stated on the face of the policy, which is posted prominently in all stores. The Company interprets its policy's prohibitions on sex and sexual orientation discrimination to encompass gender identity discrimination. Where gender identity discrimination is unlawful, the policy prohibits such discrimination on its face.

The policy requires management to inform all employees of this policy when hired and to communicate regularly the Company's commitment to the policy. Management is also charged with ensuring that the policy is executed without exception. All employees are responsible for administering the policy and ensuring that it is understood, abided by and carried out at their location or department. The Company's recruiting guidelines furthermore provide that all recruiting advertisements and employment applications must state that the Company is an equal opportunity employer. When employment referral agencies and other recruitment sources are used to fill job openings, they are advised in writing that the Company is an equal opportunity employer.

The Company's policy is broad in application. It prohibits discrimination in all aspects of employment including but not limited to hiring, training, leaves of absences, layoffs, separation, disciplinary actions, placement, promotion, demotion, transfer, compensation, benefits, educational assistance, social and recreational programs, working conditions, personnel relations and practices, and retaliation and harassment of any kind.

The Harassment and Discrimination Free Workplace Policy and Procedure, attached hereto as Exhibit C, prohibits harassment on the basis of sex, sexual orientation, disability, perceived disability or any other basis protected by federal, state or local law. The stated objective is to keep the workplace free of intimidating remarks, threats, violence or any other unwelcome or offensive behavior. Harassment is defined to specifically include "teasing, jokes, or derogatory remarks" about another's sexual orientation, disability or gender. If any employee has encountered or witnessed any such behavior by or toward another employee, they are responsible for reporting it immediately. The Company has a defined investigation and response process for all complaints raised relating to both its equal employment opportunity and harassment policies. Employees can report complaints through a hotline maintained by an independent service provider.

The Code of Ethical Standards and Business Practices and Conduct, attached hereto as Exhibit D, requires all employees to obey all applicable laws, rules and regulations, as well as all policies and standard operating procedures of the Company applicable to them in conducting their business activities. The Code is provided to all management employees, and it is posted on the Company's external website. The Company has a defined process for addressing any violations, concerns, issues or questions that an employee may have including through a confidential ethics hotline.

The Company also has rules and regulations, attached hereto as Exhibit E, in place for all employees which assist in enforcing the aforementioned policies by identifying certain actions that are subject to disciplinary action. Among the prohibited actions are remarks, gestures and language which are rude, intimidating, threatening, demeaning, hostile, prejudicial, insubordinate or otherwise prohibited by law towards employees. Upon hire, all employees receive a copy of these rules and regulations.

In addition, the Company's Vision and Mission Statement, which is posted in all stores and attached hereto as Exhibit F, requires employees to treat all customers with respect.

The Company conducts a "leadership plus" program for managers to facilitate discussion of the issues raised by the Company's policies. The program is comprised of a mandatory 10-day leadership program followed up by e-learning courses. Through this program, management communicates the aforementioned policies and provides additional training on how to implement these policies. Topics include appropriate interview and hiring protocols, recognizing and addressing workplace harassment, guidelines for training and promoting employees fairly and proper employee counseling techniques. Managers also review with employees the penalties for violating the policies.

Discussion

The Proposal May Be Properly Omitted from the Company's Proxy Materials in Reliance on Rule 14a-8(i)(10), because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a proposal that has been substantially implemented. The Staff has stated its position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. American Brands, Inc. (February 3, 1993). Therefore, if a major portion of the Proposal has been substantially implemented, the entire Proposal is excludable.

"A determination that [a] company has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." The Gap, Inc. (March 16, 2001); see also Texaco Inc. (March 28, 1991); Washington Gas Light Co. (December 1, 1997); Northern States Power Co. (February 16, 1995). The Staff has consistently permitted exclusion of a shareholder proposal where a company's practices and procedures address the issues raised by that proposal. See Sears, Roebuck and Co. (February 23, 1998); The Limited, Inc. (March 15, 1996). For example, in The Gap, the shareholder requested that Gap prepare a report that reviewed the child labor practices of its suppliers and studied the steps required to implement programs to eliminate child labor, provide for schooling and employ adult family members of underage workers at Gap's vendors. Gap argued that it had in place a code of vendor conduct, which addressed child labor, had implemented extensive monitoring programs, published information on its website with respect to the vendor code and monitoring programs and was willing to discuss the matters in the proposal with shareholders and interested third parties. Although Gap's policies and procedures did not include the specific recommendations of the proposal, the Staff permitted the omission of the proponent's proposal because Gap's policies compared favorably with the proposal's underlying concerns. See also Texaco (allowing exclusion of a shareholder proposal requesting that the company adopt the "Valdez" environmental principles because the company had in place a complete program regarding disclosures of environmental policies and compliance procedures).

With respect to shareholder proposals concerning anti-discrimination policies, the Staff has generally taken the view that a company's policies must directly address the anti-discrimination policies addressed in the proposal to allow exclusion of the shareholder proposal. For example, in OGE Energy, Inc. (February 24, 2004), the Staff did not permit exclusion of a proposal that requested that the company amend its written equal employment policy to prohibit discrimination based on sexual orientation where the company's policy did not specifically prohibit sexual orientation. In Emerson Electric Co. (October 20, 2004), the Staff did not permit exclusion of a proposal that requested that the company amend its written equal employment policy to prohibit discrimination based on sexual orientation. In support of its position, the company cited its existing policies which barred all discrimination generally and included sexual orientation discrimination in training materials, as well as its hotline for reporting discrimination and recognition from third parties for its anti-discrimination efforts. The proponent argued that mentioning sexual orientation in training materials and maintaining a hotline did not substitute for amending the policy. The Staff declined to provide no-action relief.

The Company has comprehensive policies and practices that prohibit discrimination on the basis of sexual orientation on their face. For example, the Company's Equal Employment Opportunity Policy and Harassment and Discrimination Free Workplace Policy and Procedure specifically prohibit harassment on the basis of sexual orientation.

The Company also prohibits discrimination on the basis of gender identity. The Company interprets its policies' prohibitions on sex and sexual orientation discrimination and harassment to encompass gender identity discrimination. The Company's interpretation of its policies is supported by anti-discrimination decisions and laws in several states. For example, in Enriquez v. West Jersey Health Sys., 2001 WL 741271 (N.J. Super. Ct. App. Div. 2001), the court held that discrimination against a transsexual employee was sex discrimination. The court reasoned that "sex discrimination under the LAD [New Jersey Law Against Discrimination] includes gender discrimination so as to protect plaintiff from gender stereotyping and discrimination for transforming herself from a man to a woman". Id. at p. 7. Similarly, the Minnesota Human Rights Act specifically includes gender identity in its definition of sexual orientation (Minn. Stat. Ann. §363.01 subd. 45), and the prohibitions against sex discrimination and sexual orientation discrimination in the Connecticut Fair Employment Practices Act have been interpreted by Connecticut's Commission on Human Rights and Opportunities to include discrimination based on gender identity (Conn. Gen. Stat. §46a-51 et seq.).

The Company communicates its policies to all employees and enforces them through training and disciplinary procedures. The Equal Employment Opportunity Policy is posted prominently in all stores. Management informs all employees of the policy when hired and communicates the policy to them regularly. Moreover, all recruiting advertisements and employment applications state that the Company is an equal opportunity employer in accordance with the policy.

The Company's policies are broad in application as well. They prohibit, inter alia, discrimination in hiring, training, leaves of absences, layoffs, separation, disciplinary actions, placement, promotion, demotion, transfer, compensation, benefits, educational assistance, social and recreational programs, working conditions, personnel relations and practices, and retaliation and harassment of any kind. Employees are also responsible for reporting any violations immediately, which can be through a confidential ethics hotline maintained by an independent third party.

The Company conducts a "leadership plus" program to facilitate discussion of the issues raised by the Company's policies. Through this program, management communicates the policies to employees and continues training employees in appropriate interview and hiring protocols, recognizing and addressing workplace harassment, employment guidelines and progressive counseling.

In light of the foregoing, the Company believes that the Proposal has been substantially implemented such that the Proposal may be properly omitted from the Company's proxy materials.

Conclusion

In light of the foregoing considerations, we believe the Proposal may be properly omitted from the Company's proxy materials under Rule 14a-8(i)(10). On behalf of the Company, we respectfully request confirmation that the Staff will not recommend an enforcement action against the Company if the Company omits the Proposal from its proxy materials.

* * * * *

In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and all attachments to the New York City Employees' Retirement System and the New York State Common Retirement Fund. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

We would request the opportunity to discuss this letter with you prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein.

If you have any questions, require further information or wish to discuss this matter, please call Glenn M. Reiter, Esq. (212-455-3358) or Daniel B. Kamensky, Esq. (212-455-2207) of this firm or, alternatively, David J. Schwartz, Esq., Senior Vice President - General Counsel (973-617-5740), or David M. Kastin, Esq., Vice President - Deputy General Counsel (973-617-5736) of the Company.

Very truly yours,



SIMPSON THACHER & BARTLETT LLP

Attachments

cc: William Thompson, Jr., New York City Comptroller, custodian and trustee of the New York City Employees' Retirement System
Alan Hevesi, New York State Comptroller, sole trustee of the New York State Common Retirement Fund
David J. Schwartz, Esq.
David M. Kastin, Esq.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 1, 2004

Mr. Christopher K. Kay
Exec. Vice President, Operations, and
Corporate Secretary
Toys R Us, Inc.
1 Geoffrey Way
Wayne, NJ 07470

Dear Mr. Kay:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank and Bank of New York certifying the funds' ownership, continually for over a year, of shares of Toys R Us common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

Enclosures

Toys R Us sexorien 04-05

ALAN G. HEVESI
COMPTROLLER



110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 14, 2004

Mr. Christopher K. Kay
Executive Vice President of Operations and Secretary
Toys R Us Inc.
One Geoffrey Way
Wayne, New Jersey 07470

Dear Mr. Kay:

As Comptroller of New York State, I am sole Trustee of the New York State Common Retirement Fund. The Fund has assets totaling approximately $118 billion, including the beneficial ownership of 1,311,539 shares in Toys R Us Inc.

I understand that a resolution pertaining to your Equal Employment Opportunity policy regarding workplace discrimination based on sexual orientation and gender identity based on the Equality Principles has been submitted by the New York City Employees' Retirement System for consideration at the company's 2005 annual meeting. This letter is to inform you that the Fund is a co-sponsor of that resolution.

I believe that Toys R Us Inc. should include explicitly in its written Equal Employment Opportunity policy the prohibition of discrimination based on sexual orientation, and make every effort to implement that policy. I believe that it is in the company's best interest and competitive position to attract, recruit and retain employees from the widest available and most diverse pool of talent possible. In addition, the company has an interest in preventing discrimination and resolving complaints internally to avoid costly litigation or damage to its reputation as an equal opportunity employer.

In accordance with SEC Rule 14a-8(a)(1), our custodian bank will forward evidence of the Fund's beneficial ownership. It is our intention to maintain ownership of these securities through the date on which the annual meeting of the corporation is held.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office, as to the date and location of the 2005 annual meeting.

Sincerely,

Alan G. Hevesi

Alan G. Hevesi
New York State Comptroller

cc: Robert Russo, J. P. Morgan
Patrick Doherty, Office of the New York City Comptroller

WHEREAS, corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

The company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage its reputation as an equal opportunity employer;

Minneapolis, Seattle and Los Angeles, and San Francisco have adopted legislation restricting business with companies that do not guaranteed equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

The company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Taskforce study has found that 16% -44% of gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians, and bisexuals;

A number of Fortune 500 corporations have implemented non-discrimination policies encompassing the following principles:

1) Discrimination based on sexual orientation and gender identity will be prohibited in the company's employment policy statement.
2) The company's non-discrimination policy will be distributed to all employees.
3) There will be no discrimination based on any employee's actual or perceived health condition, status, or disability.
4) There will be no discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity.
5) Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs.
6) There will be no discrimination in the recognition of employee groups based on sexual orientation or gender identity.
7) Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity.
8) There will be no discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity.

9) There will be no discrimination in the sale of goods and services based on sexual orientation or gender identity, and
10) There will be no policy barring on corporate charitable contributions to groups and organizations based on sexual orientation.

RESOLVED: The Shareholders request that management implement equal employment opportunity policies based on the aforementioned principles prohibiting discrimination based on sexual orientation and gender identity.

STATEMENT: By implementing policies prohibiting discrimination based on sexual orientation and gender identity, the Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Sex orient reso 2005

EXHIBIT B



STANDARD OPERATING POLICY AND PROCEDURE GUIDE

POLICY SUBJECT - **EQUAL EMPLOYMENT OPPORTUNITY POLICY**		
SECTION -	POLICY NUMBER	REVISION DATE **AUGUST 2004**
	PROCEDURE NUMBER	
REFERENCE TO OTHER POLICIES AND PROCEDURES – **HARASSMENT AND DISCRIMINATION; CODE OF CONDUCT**		
SCOPE OF THIS PROCEDURE - **THIS PROCEDURE COVERS ALL EMPLOYEES (ASSOCIATES) OF THE "R" US FAMILY OF BUSINESSES LOCATED IN THE UNITED STATES.**		
KEYWORDS – **EEO, EMPLOYMENT, RECRUITMENT**		

POLICY STATEMENT

It is the continuing policy of "R" Us to seek and employ qualified persons in all job classifications in a manner which ensures equal employment opportunity, and to administer all personnel actions with regard to both Associates and applicants, in a manner that will not discriminate against any person on the basis of: Race, Color, Religion, National Origin, Sex, Age, Disability, Sexual Orientation, Marital Status, or any other basis protected by federal, state, or local law.

1. Management Involvement

- Ensure all Associates are informed of policy at time of hire.
- Communicate regularly to Associates about Company commitment.
- Ensure execution of policy without exception.

2. General Information

"R" Us will ensure that all personnel actions including but not limited to hiring, compensation, benefits, transfers, educational assistance, social and recreational programs, Company sponsored training, leaves of absences, layoffs and returns from layoffs will be administered in accordance with our Equal Employment Opportunity policy.

"R" Us will ensure all promotion decisions are consistent with the principles of equal employment opportunity by imposing only those requirements that are valid requirements for promotional opportunities.

"R" Us will respond to and promptly investigate any and all complaints raised relating to this policy. The Company has a defined investigation and response process for all claims relating to violations of this policy.

Each management Associate is responsible for administering Company policies in accordance with our commitment to Equal Employment Opportunity, and ensuring that our nondiscrimination stance is understood, abided by and carried out at their location or in their department. These policies and programs would include, but are not limited to:

- Hiring
- Training
- Placement
- Promotion
- Compensation
- Working conditions
- Demotions
- Layoffs
- Separations
- Personnel relations
- Personnel practices

3. Recruiting Guidelines

a. NOTICE

A notice, "Equal Employment Opportunity Is The Law," must be prominently posted at each Company location informing Associates and applicants of their Equal Employment Opportunity Rights and to notify the appropriate agency if they believe that they have been discriminated against. Additional posting may be required by various state and local agencies.

b. EMPLOYMENT APPLICATIONS

All employment application forms utilized by "R" Us will state the fact that the Company is an "Equal Opportunity Employer."

c. ADVERTISING

All recruiting advertisements must state that the Company is an Equal Opportunity Employer.

d. NOTICE TO AGENCIES

When employment referral agencies and other recruitment sources are utilized to fill job openings, they shall be advised in writing that the Company is an Equal Opportunity Employer

e. RECRUITING AND SELECTION

Associates responsible for participating in the recruiting and selection process shall consider all applicants in accordance with our Equal Employment Opportunity policy.

POLICY SUBJECT – HARASSMENT & DISCRIMINATION FREE WORKPLACE POLICY AND PROCEDURE		
SECTION –THE "R" US ENVIRONMENT	POLICY NUMBER	REVISION DATE **September, 2004**
KEYWORDS – HARASSMENT, DISCRIMINATION		

POLICY STATEMENT

"R" Us is committed to making Associates, as well as guests, happy. That is why "R" Us strictly prohibits harassment, and is committed to keeping a workplace free of intimidating remarks, threats, violence or any other unwelcome or offensive behavior. "R" Us Associates are the most important partners in achieving this goal. If an Associate feels that he/she has encountered or witnessed such behavior by or toward an "R" Us co-worker, it is his/her responsibility to report it immediately. Steps will be taken to investigate and resolve the problem.

Harassment can be, but is not limited to:

- Making sexual advances, asking for sexual favors, or making sexually suggestive comments;
- Using foul or obscene language or gesture;
- Making unwanted physical contact (e.g. patting, pinching, or grabbing);
- Using derogatory "slang" names to refer to members of an entire group or race;
- Teasing, jokes, or derogatory remarks about another's age, race, sexual orientation, disability, color, national origin, gender, citizenship, or religion;
- Imitating or making fun of the physical or mental limits experienced by another associate due to a disability;
- Displaying or showing lewd or offensive photographs, statements, images, logos etc.,
- Creating a hostile work environment; or

- Any unwelcome or offensive behavior

Harassment can be based on:

- Race
- Color
- Sex (including pregnancy)
- Religion
- National Origin
- Age
- Disability or Perceived Disability
- Military Status
- Sexual Orientation
- Any other basis protected by federal, state, or local law.

An act of harassment can be committed by a supervisor, manager, co-worker, vendor or guest. It may take place directly, or occur via any communication system, such as telephone, voice mail, e-mail, fax machine, or interoffice mail. "R" Us needs the help of every Associate in order to stop harassment. If an Associate believes he/she has been harassed or has witnessed someone else being harassed, the Associate must let someone know right away.

Quick Response to Harassment

"R" Us investigates all harassment and discrimination complaints as quickly and completely as possible. Information that is gathered in the complaint and investigation is kept as confidential as possible.

"R" Us is serious about stopping harassment and discrimination. If an Associate reports a complaint, it must be investigated even if the Associate asks that no action be taken. If an investigation shows that an Associate has been harassed or discriminated against, "R" Us will take prompt and appropriate corrective action up to and including termination of the offender's job.

No Retaliation

No one is allowed to retaliate against anyone who has reported harassment or discrimination, or helped investigate a complaint. If an Associate feels that someone has retaliated against him/her because of a complaint, the Associate should follow the "Steps to Take" listed in the previous section.

Anyone who retaliates, does not truthfully cooperate, or interferes with an investigation may face corrective action up to and including the loss of his/her job.

PROCEDURE

"R" Us is committed to making our Associates as well as our guests happy. That is why "R" Us strictly prohibits harassment and is committed to keeping the workplace free of harassment.

Steps to take:

1. If the Associate feels comfortable, the Associate should talk to the person whose behavior is bothering him/her and ask him/her to stop.

2. If the Associate is not comfortable talking to that person, or if talking doesn't work, then he/she should report the incident(s) to one of the following people:

<u>If the Associate is working in a store or Distribution Center</u>:

- The Associate's immediate supervisor;
- The Associate's Store Director/Store Manager/Operations Manager/DC Manager/DC HRM's;
- The Associate's District Manager/Regional Mgr/RVP;
- The Associate's Regional HR Manager;
- The VP Associate Relations; and/or
- The CEO.

<u>If the Associate is working in the Global Store Support Center</u>:

- The Associate's immediate supervisor;
- A departmental officer;
- The Director of Human Resources;
- The VP Associate Relations; and/or
- The CEO.

If the Associate is uncomfortable talking in person or has followed the steps outlined above and does not believe the problem has been resolved, he/she should call the "R" Responsibility Hotline so that the matter can be investigated:

U.S. Callers: 1 877 703 5328

Outside the U.S.: 1 770 582 5241

The calls are answered by The Network, an independent service, twenty-four hours a day and seven days a week. An interviewer will document the concerns and provide the caller with a report number. The information is then relayed to a Company representative for investigation.

EXHIBIT D

Revised November 2003

Dear Toys "R" Us Colleague:

The reputation and success of Toys "R" Us, Inc. and its subsidiaries worldwide is based upon many things, including the talent, work ethic and proper conduct of our associates. Proper conduct includes a commitment to comply with our internal policies and procedures and the letter and the spirit of the law. It also means that our associates must act honestly and follow high standards of business and personal ethics.

We are committed to conducting "business with integrity." To ensure that we continue to live up to that commitment, we have created the attached Code of Ethical Standards and Business Practices and Conduct, which outlines the way in which the Company will conduct business. This Code is designed to assist the Board of Directors of Toys "R" Us, Inc. and our management to better focus on areas of ethical risk, provide better guidance to our associates to help them recognize and deal with ethical issues as they arise, provide better mechanisms to report any unethical conduct and foster a corporate culture of honesty and accountability.

All of our salaried associates are required to read the attached Code and to comply fully with its requirements. If you have any questions as to the Code's meaning, please seek advice from your supervisor, the Executive Vice President responsible for your department, Toys "R" Us, Inc.'s General Counsel, one of the Ombudspersons listed in the "Ombudspersons Contact List" distributed with this Code, or anyone else that the Code lists as a contact person for your questions. If you have issues that you wish to raise with anyone at Toys "R" Us or its Board of Directors, please follow the suggestions in the Code. There is no substitute for the exercise of common sense and good judgment. Please also sign the attached Certificate of Compliance and, as soon as possible and in no event later than three weeks after your receipt of this Code, return the Certificate to the Ombudsperson named at the top of the Certificate. Your signature indicates that you have read, understand and agree to comply with the Code. If you are an associate at or above the "C" band level, or serving in a buying capacity, you will also be required to certify your compliance with this Code on an annual basis to ensure your familiarity and continued commitment to comply with the Code.

We appreciate your continued commitment to conducting "business with integrity," which has been a consistent foundation of our organization's success through the years.

Sincerely,

John H. Eyler, Jr.
Chairman of the Board, President and Chief Executive Officer

TOYS "R" US, INC. AND SUBSIDIARIES
CODE OF ETHICAL STANDARDS AND
BUSINESS PRACTICES AND CONDUCT

I. **Introduction**

Toys "R" Us, Inc. and its subsidiaries worldwide (referred to in this Code of Ethical Standards and Business Practices and Conduct as the Company) are committed to conducting "business with integrity." To ensure that we continue to live up to that commitment, we have created this Code, which outlines the way in which the Company will conduct business. This Code is designed to assist the Board of Directors of Toys "R" Us, Inc. (referred to in this Code as the Board) and management to better focus on areas of ethical risk, provide better guidance to the Company's associates to help them recognize and deal with ethical issues as they arise, provide better mechanisms to report any unethical conduct and foster a corporate culture of honesty and accountability. Each member of the Board (referred to in this Code as a Board Member) and associate of the Company (the word associate includes any salaried officer or employee) has an obligation to obey this Code.

This Code requires each Board Member and associate to personally model the behaviors described in the Code, *as well as to report any observed or suspected violations*. To that end, the Company has outlined below a process for surfacing and addressing any violations, concerns, issues or questions that a Board Member or associate may have regarding the financial, ethical or legal affairs of the Company, without fear of retaliation.

In order to protect associates who report potential instances of financial misconduct or other violations of the law or this Code or who cooperate in any related internal or external investigations, the Company has implemented a "no retaliation" policy. This means that retaliation or retribution by the Company or an associate against another associate for his or her compliance with any law, regulation or standard outlined in this Code is prohibited and will result in serious disciplinary action, up to and including immediate termination of employment. This policy applies even when an allegation is ultimately proven groundless, provided the associate raised the issue in good faith. However, if an associate was involved in improper activity, intentionally made a false accusation or provided false information during the course of an investigation, he or she may be appropriately disciplined to the extent permitted by applicable law, regulation or Company policy, even if that associate was the one who reported the matter or cooperated in the investigation.

This Code has been reviewed and approved by the Board, and the Board Members endorse the Code and obey the Code themselves to the same extent as executive officers of the Company. The Code requires that associates should contact or obtain approval from the Chief Executive Officer, the General Counsel, a member of the Executive Committee of the Company, an Executive Vice President, any other officer, an Ombudsperson, any supervisor, or the Confidential Ethics Hotline described below. To the extent that associates wish to report directly to the Board or to the outside directors of the Company, they should address their concerns to the Chair of the Audit Committee of the Board and may do so by calling the Confidential Ethics Hotline and requesting that the information be delivered directly to the Board of Directors, or by having a sealed envelope delivered to the General Counsel of the Company for delivery to the Board of Directors. In each instance, the information will be conveyed, or the sealed envelope will be passed on, unopened, to the Chair of the Audit Committee or, if requested, to the Chair of the Corporate Governance and Nominating Committee. References to associates in this Code are deemed to apply to Board Members as well and, whenever appropriate, Board Members themselves should contact or obtain approval from the Board, the Chair of the Audit Committee of the Board, the Chair of the Corporate Governance and Nominating Committee of the Board or, where permitted by applicable law or regulation, the General Counsel.

This Code is neither a contract of employment nor a guarantee of continued employment.

II. Ombudspersons

To ensure that all associates fully understand this Code and have an opportunity to address their concerns, if any, we have designated Ombudspersons to whom all questions and concerns can be addressed. The Ombudspersons are listed in the "Ombudspersons Contact List" distributed with this Code and can be contacted at the address, telephone number and fax number included in that list. In lieu of contacting an Ombudsperson, associates may, in the circumstances described below, contact the outside ethics hotline (referred to in this Code as the Confidential Ethics Hotline) listed in Exhibit A to this Code following the procedures described in that Exhibit.

III. General Business Guidelines

1. ***Compliance with Laws:*** All associates of the Company must obey all applicable laws, rules and regulations and must observe the highest standards of business ethics in conducting their business affairs. The use of the Company's funds, services or assets for any unlawful or improper purpose is strictly prohibited. No individual may engage in the practice of purchasing privileges or special benefits on behalf of the Company through the payment of bribes, gratuities or other forms of payoff. No individual may accept payments from domestic or foreign companies in violation of any law.

2. ***Compliance with Company Procedures and Policies:*** From time to time the Company may adopt policies and standard operating procedures addressing the manner in which the Company's business should be conducted. Associates of the Company must obey all policies and standard operating procedures of the Company applicable to them in conducting their business activities. All associates of the Company are responsible for ensuring that all associates and non-salaried employees under their supervision have knowledge of and understand the importance of obeying all of the Company's policies and standard operating procedures applicable to them.

3. ***Political Contributions:*** No Company funds or services may be paid or furnished to any political party or any candidate for (or incumbent in) any public office, regardless of whether the contributions are legal, unless such contributions are legal and authorized in writing by Toys "R" Us, Inc.'s Chief Executive Officer, the Chair of the Audit Committee, the Chair of the Corporate Governance and Nominating Committee, or the Board.

4. ***Commercial Bribery:*** No associate or agent of the Company may engage in soliciting, receiving, or accepting, either directly or indirectly, any bribe, kickback or other improper payment from any employee or agent of any supplier, landlord, lessee, competitor or other person or company dealing with the Company. The activities of any person or company, whether or not an associate of the Company, who engages in the conduct described in this paragraph must be reported immediately to Toys "R" Us, Inc.'s General Counsel or the Confidential Ethics Hotline following the procedures described in Exhibit A.

5. ***Use of Vendors:*** The Company will not knowingly engage in business with vendors, suppliers or manufacturers who are in violation in any significant respect of any applicable laws relating to the production, manufacture or distribution of goods, services or products or any applicable laws affecting labor usage, civil rights, child labor or safety.

The Company has a separate Supplier's Code of Conduct that is applicable to all suppliers of the Company who sell products to the Company for the purpose of resale. The Company will not knowingly engage in business with any supplier that violates in any significant respect any provision in the Supplier's Code of Conduct applicable to the supplier.

6. ***Fair Dealing:*** Each associate of the Company must deal fairly with the Company's customers, suppliers, competitors and associates. No associate may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

7. ***No Employment Contracting:*** As a general rule, the Company does not utilize employment agreements for its operations within the United States. No associate of the Company other than the Chief Executive Officer is authorized to enter into employment agreements on behalf of the Company for its U.S. operations unless the Company's Standard Operating Procedures for Entering into Contracts authorizes the associate to enter into the agreements.

Generally, no associate of the Company other than the Chief Executive Officer or the President – Toys "R" Us International is authorized to enter into employment agreements on behalf of the Company for its international operations unless the Company's Standard Operating Procedures for Entering into Contracts authorizes the associate to enter into the agreements. However, where the laws of an individual country require that employment agreements be entered into, the Country President/Managing Directors/General Managers, or their designated representatives, responsible for that jurisdiction may enter into the agreements that are required by law so long as any agreement relating to the employment of an officer of the Company is also approved in advance by the Chief Executive Officer or the President – Toys "R" Us International *and* by Toys "R" Us, Inc.'s senior employment counsel.

In all situations, the procedures included in the Company's Standard Operating Procedures for Entering into Contracts must be followed prior to entering into any employment agreement. Except as described above, all associates of the Company are strictly forbidden from communicating in any way that any offers of employment for the Company's operations are contracts for employment.

8. ***Public Disclosure:*** It is the Company's policy that all periodic reports required to be filed by the Company with the Securities and Exchange Commission (for example, the Company's Form 10-K and Form 10-Q filings), and any public communications by the Company concerning those reports, contain full, fair, accurate, timely and understandable disclosures. It is also the Company's policy that all required financial filings made by the Company with the Securities and Exchange Commission comply with the applicable regulations relating to those filings. All associates who are involved with those filings or public communications must act in furtherance of this policy.

IV. Professional Conduct

1. *Dealings with Suppliers or Customers of the Company:*

a) Acceptance of Gifts, Meals and Entertainment: The Company generally prohibits the acceptance from suppliers or customers of the Company of any gifts or gratuities, whether in the form of money, merchandise, services, meals, entertainment, travel or any other form. If permitted by applicable law, a gift may be accepted by an associate from a supplier or customer if the gift is (i) a perishable item (for example, food) that has little or no resale value, (ii) any other noncash gift valued at less than $50 provided the gifts are not received on a regular or frequent basis, (iii) a meal or entertainment that is permitted by this paragraph, or (iv) approved by an Ombudsperson on the basis that acceptance of the particular gift serves a legitimate, business-related purpose. If gifts or gratuities prohibited by this Code are received by an associate, the prohibited gift or gratuity must be returned to the supplier or customer or, if appropriate, turned over to the Company, and the associate, his or her supervisor or the Executive Vice President responsible for his or her department must request that the supplier or customer stop giving prohibited gifts or gratuities in the future. If permitted by applicable law, acceptance by an associate of a reasonable meal or reasonable entertainment that is consistent with generally accepted and customary practices is not prohibited, but an associate is not permitted to accept travel or vacation arrangements unless an Ombudsperson *and* the Chief Executive Officer or the General Counsel approves the arrangements in advance. Attending sports or theatrical events as a guest of a supplier or customer involves an acceptable and customary business practice if kept within reasonable limits. An associate must report to his or her supervisor *and* the Executive Vice President responsible for his or her department any gift, meal or entertainment that he or she accepts from a supplier or customer, other than a meal that is valued at less than $50 and that is otherwise permitted by this paragraph.

Notwithstanding all of the above, an associate must never accept a gift that limits or influences the associate's business judgment in any way or could reasonably be perceived to affect his or her business judgment.

If an associate has any concerns or questions about the appropriateness of accepting a particular gift, meal or entertainment, he or she is responsible for checking with his or her supervisor, the Executive Vice President responsible for his or her department or an Ombudsperson in advance of accepting the gift, meal or entertainment.

b) Buying Merchandise and Other Tangible Property from or Obtaining Services from Suppliers for Personal Use: With the prior written approval of an Ombudsperson, associates may purchase items from suppliers not sold in the Company's stores or obtain services from suppliers at a price which is reasonable and no less than the supplier's normal cost. Associates must detail these purchases in writing to an Ombudsperson prior to receiving the goods or services. Each Ombudsperson will keep a record with full details of each transaction where he or she gives this approval to ensure the purchases are not disguised gifts. These purchases by associates should be infrequent and should be discouraged.

c) Selection of Vendors and Suppliers of Goods and Services: The selection of a vendor or other supplier of goods or services to the Company must be based on quality, need, performance and cost. In dealing with vendors, it is the responsibility of all associates to promote the best interests of the Company, within legal limits, through attention to opportunities and the obtaining of fair terms and treatment for the Company, without any favoritism based on familial relationship, friendship, race, sex, national origin or disability. In all situations, the procedures included in the Company's Standard Operating Procedures for Entering into Contracts must be followed prior to entering into any agreement with a vendor or supplier. In addition, the procedures included in the Company's Standard Approval Policies and Procedures for Engaging our External Auditors must be followed prior to engaging the Company's outside auditors to provide any services to the Company.

2. ***Consultants:*** Agreements by the Company with agents, representatives, and consultants must clearly describe the actual services to be performed, the basis for earning the fee involved, and all other significant terms and conditions. Payments must be reasonable in amount and bear a reasonable relationship to the value of the services rendered. The Company may not knowingly permit the agents, representatives and consultants to take actions on behalf of the Company that would be in violation of this Code. In all situations, the procedures included in the Company's Standard Operating Procedures for Entering into Contracts must be followed prior to entering into any agreement with an agent, representative or consultant.

3. ***Competition***: The Company believes in fair and open competition. Associates are prohibited from entering into arrangements with competitors affecting pricing, marketing or labor policies or affecting terms or conditions of sale. Any questions concerning these prohibitions should be directed to an Ombudsperson, the General Counsel or the Confidential Ethics Hotline following the procedures described in Exhibit A.

4. ***Accurate Records; Payments to Government Personnel; Foreign Corrupt Practices Act Compliance:*** The Company is committed to maintaining high standards of business conduct in the U.S. and abroad. Each asset, liability, expense and other transaction must be accurately recorded in the Company's regular books of account with an adequate description of its purpose or origin. The Company strictly forbids the making of false or artificial entries in its books and records and the establishment or maintenance of any unrecorded fund or asset for any purpose. No payment may be used for any purpose other than the purpose described in the books and records of the Company. No payment may be made directly or indirectly to obtain favorable action by a government agency. Gifts or services to, or entertainment of, government personnel are generally prohibited since they can be construed as attempts to influence government decisions in matters affecting the Company. To ensure that the Company and its associates obey applicable laws, government personnel may not be provided gifts or services or entertained without the prior approval of the General Counsel. No associate may engage in any arrangement that results in any transaction or act prohibited by this Code or the Foreign Corrupt Practices Act.

5. ***Confidentiality of Information:*** The proprietary information, trade secrets, business plans, budgets, projections, sales data, other financial data, business trends, formulas, strategies and forecasts of the Company, the terms and conditions of the Company's merchandising arrangements, the names and/or addresses of customers, prospective customers, suppliers or prospective suppliers, and any other types of confidential data or information of the Company or any of the Company's customers or suppliers that associates obtain or create in the course of their employment with the Company (together with the types of information described in the next sentence required to be maintained in a confidential manner, referred to in this Code as Confidential Information) are confidential. The Company also requires that information relating to personal health, performance evaluations, promotability, and compensation data must be maintained in a confidential manner for the protection of individual privacy to the extent appropriate, and access to this type of information has generally been restricted to authorized individuals within the Company. Each associate must protect and maintain the confidentiality of any Confidential Information during the period of his or her employment and indefinitely after his or her employment ends unless (i) the information becomes known to the public or generally available to the public through no action by the associate and no fault of the associate; (ii) an officer of the Company authorizes the disclosure of Confidential Information for a legitimate, business-related purpose; or (iii) disclosure of the Confidential Information is required by applicable law or regulation, the associate has provided the Company with prompt notice of the disclosure requirement and the associate has fully cooperated with any effort by the Company to obtain an appropriate protective order permitting non-disclosure prior to making the disclosure.

Associates of the Company should address any questions they may have to an Ombudsperson, the General Counsel, any other officer of the Company or the Confidential Ethics Hotline following the procedures described in Exhibit A, as to whether particular information is confidential and prohibited from disclosure. Unauthorized theft or disclosure of Confidential Information by an associate, through

Internet "chat rooms" or other ways, may result in civil or criminal penalties and/or disciplinary action up to and including termination of employment.

6. ***Insider Trading:*** It is illegal and in violation of the Company's policy for any associate of the Company or any other person who is aware of material, nonpublic information relating to a company to purchase or sell the company's stock or any other securities of or relating to the company or to recommend trading to outsiders (including friends and relatives) while having access to the material, nonpublic information. In addition to potential legal liability to third parties and civil and criminal liability, the Board and management are concerned with the adverse effect on the Company and its stockholders resulting from such "insider trading." Any associate of the Company who trades or recommends trading on material, nonpublic information will be considered to have engaged in gross misconduct and will be terminated from employment with the Company.

Many associates have access to corporate information that is not generally available to the public or that, due to the inadequate passage of time after public disclosure, has not yet been digested by the securities markets. Significant legal risks, including civil or criminal penalties, arise if this information would be, or has a substantial likelihood of being, of "importance" to a "reasonable" investor. The determinations of what is and what is not "important" and who is a "reasonable" investor require the exercise of judgment. Because of the broad scope of the underlying concept, it is impossible to identify a "rule of thumb" that applies in all situations. As a result, common sense and good judgment must be the guiding principles.

In the case of the Company, a common example of material, nonpublic information is sales or earnings information that is not yet publicly released -- buying or selling the Company's stock while in the possession of this type of information is strictly prohibited. The prudent policy would be to delay all purchases or sales until twenty four (24) hours after the regular public releases of this information. In addition, buying or selling the Company's stock or any other securities of or relating to the Company is strictly prohibited during the months of November and December and until twenty four (24) hours following Toys "R" Us, Inc.'s press release concerning its Holiday sales information. This press release is typically issued in early January. These restricted trading periods do not apply to systematic purchases through a Company stock purchase plan where the election to purchase those shares was made at a date prior to the restricted trading period, but this restricted trading period does apply to any sale of those shares. The Company may also establish other limited exceptions where purchases that would not be considered insider trading may be made by associates during restricted trading periods.

Each executive officer of Toys "R" Us, Inc. must also follow the Amended and Restated Policy Statement on Trading in Toys "R" Us Securities by Directors and Executive Officers and any future amendments to the policy; all other officers of Toys "R" Us, Inc. must also follow the Policy Statement on Trading in Toys "R" Us Securities by Officers and any future amendments to the policy; and all international executives of the Company must also follow the Policy Statement on Trading in Toys "R" Us Securities by International Executives and any future amendments to the policy. All associates must follow any trading policies applicable to them that the Company may implement in the future to assist associates in obeying the insider trading laws. The Company also prohibits associates of the Company from trading any "put" or "call" options in the Company's stock at any time, unless an equity compensation plan of the Company approved by the Company's stockholders permits the trading under the circumstances in which the trade was made. Similarly, it is against Company policy for associates to engage in any short sales of the Company's stock, including sales against the box, at any time. In addition, each associate is prohibited from trades at any time of any other derivative type of security (other than stock options issued by the Company) directly linked to the Company's stock, except that any securities that are publicly issued by the Company may be traded by an associate if he or she is not aware of any material, nonpublic information and obtains the prior approval of Toys "R" Us, Inc.'s Chief Financial Officer, General Counsel or Treasurer prior to making the trade.

Questions relating to whether information is material or nonpublic or relating to the Company's policies on trading stock, options or other securities should be addressed to the Chief Financial Officer, General Counsel or Treasurer prior to making any trade.

7. ***Outside Interests:*** Company policy strongly discourages full-time associates from holding a second job. An associate may not hold a second job, or own or operate a business, that creates a conflict of interest or in any way interferes with the associate's job performance for the Company. Any associate must request authorization from his or her immediate supervisor if he or she has or expects to have a second job.

V. Fraternization

The Company believes that fraternization (such as dating or other types of repetitive socializing outside the normal business relationship) between associates where there is a direct or indirect reporting relationship puts undue pressure on the working relationship. Even if the fraternization is innocent, it can lead at the very least to claims of favoritism and to potential claims of harassment or vindictiveness. Therefore, fraternizing where there is a direct or indirect reporting relationship is strongly discouraged.

An associate is required to report to his or her supervisor, the Executive Vice President responsible for his or her department or an Ombudsperson any fraternization between him or her and an associate who has a direct or indirect reporting relationship with him or her. The Company will not initially discipline associates who fraternize with other associates with whom they have a direct or indirect reporting relationship provided that relationship has been disclosed to the Company as described above. However, repetitive fraternization by an associate, after the Company has warned the associate to stop the fraternization, shows poor judgment and can subject the associate to disciplinary action up to and including termination.

Where fraternization occurs between associates who have a direct or indirect reporting relationship, the Company will require that the fraternization end or that a transfer occur. If the associates do not immediately end the fraternization upon a request that they do so by the Company, the Company will work with both associates to arrange a transfer which is acceptable to all concerned (including the Company). However, where a transfer is not available, the Company will require that the fraternization end immediately or that one of the two parties resign. In that situation, unless the fraternization ends immediately or there is an agreement on the resignation, the Company will terminate the least tenured of the two associates with the Company.

VI. Acts of Harassment or Discrimination

The Company has a long-standing policy against any acts of harassment and discrimination due to a person's race, religion, national origin, gender, age, marital status, sexual orientation, disability, etc. The Company believes that all people have a right to work in a comfortable environment free from harassment and discrimination and that harassment or discrimination of any kind is a form of misconduct that undermines the integrity of the employment relationship.

All complaints of discrimination will be treated confidentially to the extent possible. Any associate who believes he or she has been harassed or discriminated against should report the alleged action immediately to his or her supervisor, the Executive Vice President responsible for his or her department, an Ombudsperson, the General Counsel, or any other individual designated to receive these reports under Company policy, including the Chief Executive Officer, or the Confidential Ethics Hotline following the procedures described in Exhibit A. Prompt action will be taken to investigate and act on complaints of conduct in violation of the Company's policy. If a claim has validity, appropriate discipline and corrective action up to and including termination will be directed at the offending parties.

VII. Maintaining a Safe Work Environment

In the interests of maintaining a safe working environment for all associates, Company policy requires a drug-, alcohol- and weapons-free work environment. We have incorporated programs into our Health Plan to assist those individuals who have drug or alcohol problems. At the same time, however, each individual is responsible and accountable for his or her own actions regarding alcohol abuse or the use of illegal drugs.

Any individual under the influence of alcohol or illegal drugs at work or who brings those items or any weapons onto Company property is subject to appropriate disciplinary action up to and including termination of employment.

Each person has responsibility for monitoring his or her workplace and reporting, within our Company guidelines, any potential issues with weapons, drugs or alcohol involving his or her subordinates or of any other associates of the Company when he or she becomes aware that these problems exist. All associates must share in this responsibility if we wish to maintain a safe work environment at the Company.

VIII. **Authorized Use of Company Property**

As with all assets of the Company, telephones, computers, fax machines and electronic mail are intended for authorized business use only and may not be used for personal matters except on an occasional or extraordinary basis. For instance, frequent use of the Company's computers for personal shopping is prohibited. Each associate must protect the Company's assets and ensure their efficient use for legitimate business purposes. Misappropriation of corporate assets and theft, carelessness and waste have a direct adverse impact on the Company's profitability and are therefore prohibited. No associate may take for personal use any products or other property of the Company without the prior approval of the Board or a committee of the Board.

Authorized Company personnel have access to all information stored on the Company's computers, including the voice and e-mail systems. This access may be used for the purposes of receiving business information, trouble shooting, preventing system misuse, assuring compliance with policies and any other authorized purpose. Therefore, all documents and messages stored in Company files, disks, hard drives, storage areas, e-mail (including deleted e-mail) or voicemail may be accessed and reviewed by authorized personnel without notice.

IX. **Information Systems Security**

The Company's information systems and the data they contain are critical to the daily operation and success of the Company's organization. Access to computer systems and networks impose responsibilities and obligations on the user.

Users have the responsibility to ensure that electronic documents and files are protected from unauthorized use and an obligation to report instances where unauthorized access has been gained to any confidential data. In making acceptable use of information resources, the following guidelines must be obeyed:

Information resources are to be used only for authorized business purposes;

Access should be made only to files and data that are your own, to which you have been given authorized access or that are intended for public availability;

User IDs and passwords should be kept confidential and changed as needed to maintain their confidentiality;

Users are responsible for all activities on their user ID or that originate from their system;

Important data and documents should be backed up as often as necessary. You are responsible for the backup of your data regardless of location. (The backup frequency for data stored on a file server will vary depending on who is administering the system; data stored on a local hard drive is not automatically backed up.);

Only legal versions of copyrighted software should be used and that use must be in compliance with vendor license requirements. Duplicating software or violating the licensing agreement is considered to be a violation of these standards.

The above general guidelines obviously cannot cover all situations; protection and security of data maintained electronically is everyone's responsibility and requires good judgment.

X. Conflicts of Interest; Corporate Opportunities; Investing in Suppliers and Vendors

1. ***Conflicts of Interest:*** A "conflict of interest" occurs when an individual's private interest interferes (or even appears to interfere) with the interests of the Company as a whole. A conflict of interest can arise when an associate takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an associate (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

Each associate must avoid "conflicts of interest." Each associate must promptly report to his or her supervisor, the Executive Vice President responsible for his or her department, an Ombudsperson, or, in the case of a conflict of interest that is not the reporting associate's conflict of interest, the Confidential Ethics Hotline following the procedures described in Exhibit A, the existence of any actual or potential conflict of interest of which the associate is aware or in which the associate is involved. In the case of a conflict of interest involving a member of the Board of Directors or a member of the Company's Executive Committee, the report will be forwarded to the Corporate Governance and Nominating Committee of the Board of Directors. After receiving a report of an actual or potential conflict of interest, the Corporate Governance and Nominating Committee will decide whether a conflict of interest in fact exists and whether steps should be taken to minimize any effects of a conflict.

Notwithstanding the above, any actual or potential conflict of interest involving an associate who is also a Member of the Board of Directors must be reported and addressed by following the procedures described in the "Conflicts of Interest" section of Toys "R" Us, Inc.'s Corporate Governance Guidelines and any future amendments to those Guidelines.

The Company is prohibited from making personal loans to any of its executive officers. Additionally, loans to, or guarantees of obligations of, any other associate of the Company or any member of his or her family should generally be avoided and may not be made without the prior written approval of the Chief Financial Officer or Toys "R" Us, Inc.'s senior officer of Human Resources.

2. ***Corporate Opportunities:*** Each associate of the Company is prohibited from (a) personally taking for himself or herself opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property,

information or position for personal gain; and (c) competing with the Company. Each associate of the Company owes a duty to the Company to advance the Company's legitimate interests when the opportunity to do so arises.

3. ***Investing in Suppliers and Vendors:*** In order to minimize potential conflicts of interest, no associate may invest in any security (stocks, bonds, options, short sales, etc.) of, lend money to, receive a loan from, or otherwise invest in, a supplier or vendor of the Company or the supplier's or vendor's parent companies or subsidiaries (together referred to in this Code as the Prohibited Suppliers or Vendors), other than investments of under 1% of the outstanding securities of a public company. Investments in broad based mutual funds that may invest in Prohibited Suppliers or Vendors is not deemed to be a violation of this paragraph. Each associate of the Company must report to an Ombudsperson any current investments in or loans to or from any Prohibited Supplier or Vendor (other than investments of under 1% of the outstanding securities of a public company). Following a discussion with the associate, the Ombudsperson will decide whether the investment must be divested or whether the loan must be repaid to avoid a conflict of interest. For the purposes of this paragraph, the term "invest" or "investment" includes any investment personally owned or beneficially owned by family members, nominees, or others where the effect is that the associate derives any benefit from the investment.

You are prohibited from buying or selling any securities of any company, including any Prohibited Supplier or Vendor, when you are aware of material, nonpublic information relating to the company, as discussed above.

XI. Compliance Standards and Procedures

1. ***Anonymous/Confidential Reporting Process***: Before getting into the specifics of the reporting process itself, it is important for associates to understand the issues they are required to report, versus those they are merely encouraged to raise, so as to avoid any potential misunderstandings.

Any associate with knowledge of financial wrongdoing (i.e., wrongdoing related to any internal accounting controls or accounting, auditing or financial matters), illegal or unlawful conduct or substantive violations of this Code is required to report this information to a member of the Executive Committee of the Company, the General Counsel or the Confidential Ethics Hotline following the procedures described in Exhibit A. This requirement is for the benefit and protection of our Company, our associates and our stockholders. If the associate believes it more appropriate to report directly to the outside directors of the Company, the associate may ask that his or her communication via the Confidential Ethics Hotline or by sealed envelope directed to the General Counsel be directed to the Chair of the Audit Committee of the Board of Directors. All such requests will be honored. Because of the significant legal and business consequences at stake, an associate's failure to report this information may result in serious disciplinary action, up to and including termination of employment.

To the extent associates have concerns or questions or need clarification or advice regarding financial or ethical issues, the Company strongly encourages associates to surface those concerns, questions or issues so that they may be addressed. Several different options are available: Associates may speak directly with their supervisors; they may raise the issues with the Executive Vice Presidents responsible for their departments; they may contact one of the Company's Ombudspersons or the General Counsel; or they may contact the Confidential Ethics Hotline following the procedures described in Exhibit A. The important point here is not which avenue an associate chooses, but rather that the issue is surfaced so that it may be addressed and resolved appropriately.

To the extent associates have concerns or questions or need clarification or advice regarding legal issues, the Company strongly encourages associates to surface those concerns, questions or issues to the General Counsel, or to the Confidential Ethics Hotline following the procedures described in Exhibit A.

Associates who report a violation or surface a concern or issue regarding the financial, ethical or legal affairs of the Company may request anonymity. In those cases, the Company will take all necessary steps permitted by applicable law and regulation to protect the reporting associate's identity.

2. ***Cooperating with Investigations:*** Linked with the obligation to report financial misconduct and other violations of the law and this Code, is the obligation of all associates to fully cooperate in any related investigations. Whether those investigations are internal ones conducted by the Company or external ones conducted by a governmental, regulatory or law enforcement agency, all associates are required to fully cooperate. Again, given the potentially significant legal and business consequences involved, an associate's failure to cooperate in these investigations may result in serious disciplinary action, up to and including termination of employment.

3. ***Certification of Compliance:*** Each new associate will be required to certify his or her compliance with this Code at the beginning of his or her employment. In addition, each associate at or above the "C" band level, or serving in a buying capacity, will be required to certify his or her compliance with this Code on an annual basis.

XII. Waivers.

An associate who would like to receive a waiver from any provision of this Code must direct his or her request to the General Counsel. After proper investigation, the General Counsel will forward the request to the Board of Directors, the Audit Committee or the Corporate Governance and Nominating Committee. Any waiver from this Code must be granted by the Board of Directors, the Audit Committee or the Corporate Governance and Nominating Committee, and any waiver from this Code for an executive officer of Toys "R" Us, Inc. will be promptly and fully disclosed to the extent required by applicable law or regulation.

CERTIFICATE OF COMPLIANCE WITH REQUIREMENTS OF CODE OF ETHICAL STANDARDS AND BUSINESS PRACTICES AND CONDUCT

I hereby certify that I have read and understand the Toys "R" Us, Inc. and Subsidiaries Code of Ethical Standards and Business Practices and Conduct, dated November 2003, and certify that I have complied with, and that I will continue to comply with, this Code, except as noted below. I also certify my understanding that any failure by me to comply with this Code may result in disciplinary action against me, up to and including termination of employment.

(If you believe there are exceptions that pertain to you, please indicate by checking the exception box below and supplying all details. The exceptions will be reviewed by an Ombudsperson. You will be advised of the determination for any exceptions so indicated.)

□ I believe that the attached exceptions pertain to me (see details attached).

Signature: ______________________________

Print Name: ______________________________

Job Title: ______________________________

Division: ______________________________

Dept-Location/Area-Store: ______________________

Date: ______________________________

Exhibit A

Procedures for Calling the Confidential Ethics Hotline

The Company's outside ethics hotline provider is a company named The Network, Inc.

If you are calling in the United States, you may call the outside ethics hotline at the following toll free number: (XXX) XXX-XXXX.

If you are calling in Canada, Puerto Rico or the U.S. Virgin Islands, you may call the outside ethics hotline at the following toll free number: (XXX) XXX-XXXX.

If you are calling outside the United States, Canada, Puerto Rico or the U.S. Virgin Islands, you may call the outside ethics hotline by calling your local operator and requesting that the operator place a call to the United States and reverse the charges. The telephone number that should be provided to the operator for these purposes is the following: (XXX) XXX-XXXX. There will be a short delay in connecting the call to the United States. Please be patient. The call is free, and the charges will be accepted by the outside ethics hotline. If you wish to remain anonymous for your call, you may tell the operator your name is Toys "R" Us so that the operator will connect you to the outside ethics hotline.

When you call the telephone numbers described above, you will be greeted by an interviewer. You do not need to provide the interviewer your name if you would like to remain anonymous. If you do not speak English or Spanish, you should tell the interviewer the name of the language you speak. You will then be asked to "please hold" while an interpreter joins the call.

The interviewer will have a discussion with you and document your call. When you call, you should try to have all of the relevant information available so that your report, question or concern can be documented accurately. At the end of the call, the interviewer will assign a reference number to you. If you are an anonymous caller, the interviewer will ask you to make one follow-up call to the same telephone number at a future date. You may also use the same telephone number and reference number at any time if you would like to provide additional information to your original call. The information from any of your discussions with the interviewer is then relayed to the Company's management to investigate or respond to your report, question or concern; or, if you so request, the information will be delivered directly to the Chair of the Audit Committee of the Board of Directors or to the Chair of the Corporate Governance and Nominating Committee of the Board of Directors. Using that reference number and the scheduled date given to you by the interviewer for the follow-up call, you may call the same telephone number for the follow-up call, at which time you may be asked additional questions or asked to provide additional information.

Associates must maintain the confidentiality of the name of the outside ethics hotline and the telephone numbers referenced in this Exhibit A, unless disclosure of that information is authorized by an Ombudsperson or the General Counsel.

RULES AND REGULATIONS

Like any other company, we have certain policies that must be followed. These policies protect you as well as other associates and the Company. In most cases, your own good judgment will tell you what is the right thing to do. The items listed below are examples of conduct that are subject to disciplinary action which, depending on the circumstances, may range from a verbal warning to immediate termination. This list is not all-inclusive and action up to and including termination may be taken by the Company with or without notice or cause whenever it believes it is appropriate.

- Theft - either of Company property or property of a fellow associate or guest whether or not such property is actually removed from Company premises. (Toys "R" Us reserves the right to search lockers and inspect all packages.)
- Misusing, which includes allowing unauthorized individuals the privilege of any Toys R Us company discount.
- Insubordination including, but not limited to, refusal to carry out job assignments, belligerent, defiant, abusive, or threatening conduct or speech toward any member of management or fellow associates.
- Remarks, gestures and language which is rude, intimidating, threatening, demeaning, hostile, prejudicial, insubordinate or otherwise prohibited by law towards guests, associates, suppliers or business guests.
- Falsifying or omitting any material facts on any report or record, including but not limited to employment application, claims for benefits or timecards.
- Punching the timecard or swiping the badge of another associate or having another associate punch your timecard or swipe your badge. Habitual failure to punch your own timecard.
- Possession, use, or sale of illegal drugs or alcohol during working hours or being under the influence of illegal drugs or alcohol at any time during working hours or at any time on Company property (including the parking area).
- Smoking in prohibited areas.
- Unsatisfactory job performance.
- Excessive lateness or absenteeism or failure to give sufficient notice for a satisfactory explanation when you will be late or absent from work.
- Stopping work or making preparations to leave work before a specific rest period, meal period, or quitting time or returning late from a rest or meal period.
- Distributing literature to or soliciting other associates or non-associates for any purpose during working time or non-work time in any work or public area of your work location.
- Removing or defacing notices on Company bulletin boards or abusing or destroying Company property.
- Engaging in horseplay, disorderly conduct, malicious mischief or violation of common sense safety rules.

- Bringing explosives or weapons onto any premises.
- Refusal to give relevant information or testimony when the Company is conducting any type of investigation or defending itself against any claims, charges or lawsuits.
- Publicly disparaging the Company or fellow associates.
- Revealing confidential information about the Company, its business or its policies to others.
- Making unwelcome sexual advances, requests for sexual favors, or any other verbal or physical contact of a harassing nature as outlined in the Company's Harassment policy.
- Deliberate or willful misconduct which violates the spirit if not the letter of the equal employment opportunity laws.
- Failure to maintain a neat presentable appearance including always wearing a nametag and a Company issued garment where required.
- Unauthorized use of Company provided communication systems.
- Violation of any other rule or regulation promulgated by the Company from time to time.

This list is illustrative only and does not exclude other actions considered by the company to be harmful to the company or it's associates. Please sign your name below as acknowledgment that you have read and received a copy of the above list of rules and regulations.

NAME: ______________________________

SIGNATURE: __________________________

LOCATION: ___________________________

DATE: ______________________________

VISION AND MISSION STATEMENT

Toys "R" Us is the worldwide authority on kids, families, and fun!

We believe our business is built one guest at a time, and we are committed to making each and every guest happy. We are committed to:

- Never letting a guest leave dissatisfied.
- Smiling and greeting all customers.
- Thanking all customers and inviting them to return.
- Treating everyone with respect.
- Helping customers find what they are looking for by leading them to the product.

PROVIDING QUALITY SERVICE

You are part of the service team for Toys "R" Us -- a team that is committed to providing quality service to all our customers. To do that, and to support our guest service mission statement, remember some key points for providing that quality service our customers deserve and expect:

- Focus on the customer:
- Listen Effectively -- more than just hearing, it's letting others know you understand what they're saying.
- Act Promptly -- demonstrate a sense of urgency (through words or action) that lets the guest know that his/her needs are important to you.
- Ask for Feedback -- ask the guest how you and Toys "R" Us can improve or keep doing the right things.
- Take personal responsibility:
- Think ahead -- plan and be ready for what will be needed by your customers.
- Share new ideas -- offer ways to solve service problems and continuously improve service.
- Be a guest champion -- be sure customers receive satisfaction from our company.
- Use good judgment:
- Protect and build the relationship -- make sure all decisions or actions around service contribute to ongoing guest loyalty.
- Review request against policy and personal authority -- know how service policies can help you make service decisions and what your boundaries are when you need to go beyond policy.

Consider alternative solutions -- know what the other options are for service when you can't take action yourself.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 609
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
DEPUTY GENERAL COUNSEL

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

March 7, 2005

BY E-MAIL and EXPRESS MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Toys 'R Us Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 20, 2005 letter submitted to the Securities and Exchange Commission by the firm of Simpson, Thacher & Bartlett LLP, outside counsel for Toys 'R Us Corporation ("Toys 'R Us" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2005 annual meeting the Funds' shareholder proposal (the "Proposal"). I have reviewed the Proposal, as well as the January 20, 2005 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The "Whereas" provisions of the Proposal discuss the business advantages and growing policy among Fortune 500 companies of avoiding discrimination on the basis of sexual orientation or gender identity. A list follows of the principles embodied in those companies' non-discrimination policies:

1. Discrimination based on sexual orientation and gender identity will be prohibited in the company's employment policy statement.
2. The company's non-discrimination policy will be distributed to all employees.
3. There will be no discrimination based on any employee's actual or perceived

health condition, status, or disability.

4. There will be no discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity.
5. Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs.
6. There will be no discrimination in the recognition of employee groups based on sexual orientation or gender identity.
7. Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity.
8. There will be no discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity.
9. There will be no discrimination in the sale of goods and services based on sexual orientation or gender identity, and
10. There will be no policy barring on corporate charitable contributions to groups and organizations based on sexual orientation.

The Proposal's "Resolved" clause then states:

> **RESOLVED**: That shareholders request that management implement equal employment opportunity policies based on the aforementioned principles prohibiting discrimination based on sexual orientation and gender identity.

II. DISCUSSION

The Company has challenged the Proposal on the following ground: Rule 14a-8(i)(10) (substantially implemented). For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

The Proposal Has Not Been Substantially Implemented

The Company argues that under Rule 14a-8(i)(10), it has "substantially implemented" the Funds' Proposal calling for employment opportunity policies prohibiting, among other things, discrimination based on gender identity. *See* Company letter at pp. 2-3. However, a request to prohibit discrimination based upon gender identity cannot be substantially implemented by a variety of policies and training materials that make no reference whatsoever to gender identity.

The key line of the Company's letter states that "*The Company interprets* its policy's prohibitions on sex and sexual discrimination to encompass gender identity discrimination." Company letter at p. 2 (emphasis added). In effect, any "substantial implementation" exists in the eyes of the Company, rather than in any objectively verifiable source. Indeed, the written materials that the Company's counsel has attached to its letter show on their face the Company has taken no action at all with respect to discrimination based upon gender identity. There is not one mention of gender identity in the "Harassment and Discrimination Free Workplace Policy and Procedure," "The Code of Ethical Standards and Business Practices and Conduct," the

Company's "Rules and Regulations" or its "Vision and Mission Statement." Nor does Company counsel, in its representations as to the Company's training programs and communications with employees, claim that any of that training or communication ever mentions the words "gender identity" or even the concept of discrimination based upon gender identity. *See* Company letter at p. 5. The Company's efforts, therefore, fall far short of substantial implementation.

The Company's failure to raise in its policies or in its training the issue of discrimination based upon gender identity is all the more striking, given that it was discrimination based upon gender identity at a Company store that gave rise recently to the first New York state court rulings that discrimination based upon gender identity was unlawful. *See discussion in McGrath v. Toys "R" Us, Inc.*, 3 N.Y.3d 421, 425-427 and 434-436 (NY Court of Appeals, 2004) (ruling on award of attorney's fees after trial). One would have thought that in the wake of that ruling (not mentioned in the Company's letter), the Company would have made sure that its policies and training stated that discrimination based upon gender identity is prohibited. The Company has not done so.

The Staff has repeatedly rejected the analogous argument that a company can substantially implement a proposal calling for a policy that forbids discrimination based upon sexual orientation by having in place a policy or training materials that never once mention "sexual orientation." That was so even though the companies had policies in place that forbade discrimination on other specified grounds, which companies argued could apply to sexual orientation. *See Emerson Electric Co.* (October 20, 2004); *OGE Energy, Inc.* (Feb. 24, 2004); *ExxonMobil Corp.* (March 28, 2002); and *General Electric Co.* (Feb. 2, 1999). That same result should obtain here with respect to the Proposal's request for a policy prohibiting discrimination based upon gender identity, where the Company's policies, while stating a prohibition on discrimination based upon sexual orientation, never state any prohibition on discrimination based upon the different characteristic of gender identity.

Indeed, with respect to proposals ranging from adoption of workers' rights policies to changes in corporate governance to reports on health issues, no-action letters have routinely been denied where the purported "substantial implementation" omits key elements of the proponent's request. *See, e.g., VF Corporation* (Feb. 13, 2004) and *Sara Lee Corporation* (Sept. 8, 2003) (Staff rejected the companies' argument that they had substantially implemented the ILO labor standards by adopting a less complete set of standards, scattered through a variety of documents); *Unocal Corp.* (March 16, 2004), (rejecting company's argument that it had substantially implemented a proposal calling for an office to facilitate direct communications between shareholders and independent directors, by instead putting in place a system for shareholder communications that gave a senior independent director discretion to block such communications from reaching the other independent directors); *STERIS Corp.* (June 14, 2004), (rejecting company's argument that it had substantially implemented a proposal calling for serious board engagement with respect to shareholders proposals that received a majority shareholder vote, by instead putting in place a system that called for a lower level of board engagement with respect to all shareholder proposals, approved or not); *Dow Chemical Co.* (Feb. 23, 2005) (company's posting on its website of some incomplete information about its chemical products did not substantially implement a proposal calling for a report on various aspects of testing, marketing and regulation of those chemicals}; and *Wendy's International, Inc.* (Feb. 8, 2005) (proposal for report on method of animal slaughter not substantially implemented by posting various statements and guidelines on company website). There is no substitute for action on the subjects a proposal specifies – here, a policy barring discrimination based upon gender identity.

As the Funds' Proposal has not been substantially implemented, the Staff should reject the Company's request for relief on that ground.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Richard Simon

Cc: Glenn Reiter, Esq.
Simpson, Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017



David M. Kastin
Vice President-Deputy General Counsel
Toys "R" Us, Inc.

March 15, 2005

VIA FACSIMILE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

By letter January 20, 2005, Toys "R" Us, Inc. (the "Company") requested that the Staff of the Securities and Exchange Commission not recommend enforcement action if the Company excludes from its proxy materials a stockholder proposal (the "Proposal") submitted by the New York City Employee's Retirement System and the New York State Common Retirement Fund (collectively, the "Proponents").

As reflected in the correspondence attached as Exhibit A, the Proponents have voluntarily withdrawn the Proposal. Accordingly, the Company hereby withdraws its no action request.

The Company is simultaneously sending a copy of this letter and all attachments to the Proponents. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Securities and Exchange Commission's web site.

If you have any questions, require further information, or wish to discuss this matter, please call David M. Kastin, Esq., Vice President – Deputy General Counsel, at (973) 617-5736 or Glenn M. Reiter, Esq. of Simpson Thacher & Bartlett LLP, at (212) 455-3358.

Toys"R"Us, Inc.
One Geoffrey Way Wayne, NJ 07470 tel: 973-617-5736 fax: 973-617-4043
e-mail: kastind@toysrus.com

Very truly yours,

TOYS R US INC.



By:
Name: David M. Kastin
Title: Vice President – Deputy General Counsel

cc. Richard Simon, General Counsel
(Office of the Comptroller)
Patrick Doherty
(Office of the Comptroller)
Glenn M. Reiter, Esq.
(Simpson Thacher & Bartlett)

Exhibit A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

March 15, 2005

Mr. David M. Kastin
Vice President- Deputy General Counsel
Toys "R" Us, Inc.
One Geoffrey Way
Wayne, NJ 07470

Dear Mr.Kastin:

This is to respond to your letter of March 15 regarding the stockholder proposal dealing with your company's non-discrimination policies that our office submitted to you on behalf of the New York City pension funds.

On the basis of the commitments contained in that letter, we hereby withdraw our resolution.

Sincerely,

Patrick Doherty
Bureau of Asset Management

-----Original Message-----
From: Chen, Andrew J [mailto:AChen@stblaw.com]
Sent: Wednesday, March 16, 2005 5:15 PM
To: cfletters@sec.gov
Cc: David Kastin (E-mail); Reiter, Glenn M; Kamensky, Daniel B
Subject: Toys R Us Withdrawal Letter

Attached is a withdrawal of a request for a no-action letter sent on behalf of Toys "R" Us, Inc. ("TRU") relating to a shareholder proposal submitted by the New York City Employee's Retirement System and the New York State Common Retirement Fund. As requested by Heather Maples, a facsimile copy of the letter (and related correspondence) has also been faxed to 202-942-9525.

Please contact Andrew Chen at the number and address below if there are any problems in connection with receiving and/or accessing the documents attached to this email.

Andrew Chen
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-2292
Fax: (212) 455-2502
achen@stblaw.com



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER
633 THIRD AVENUE
NEW YORK, NEW YORK 10017

ALAN G. HEVESI
Comptroller

JULIE M. GRESHAM, ESQ.
Assistant Comptroller for Corporate Governance

Telephone: 212-681-4480
Facsimile: 212-681-4485

March 16, 2005

VIA FACSIMILE

Mr. David M. Kastin
Vice President – Deputy General Counsel
Toy R Us Inc.
One Geoffrey Way
Wayne, New Jersey 07470

Dear Mr. Kastin:

The Comptroller is pleased to hear that you have made commitments in policy and practice to prohibit discrimination based on sexual orientation and gender identity, as denoted in your correspondence of March 15, 2005.

Therefore, on behalf of the New York State Common Retirement Fund we withdraw our co-filing in support of the proposed shareholder resolution on that company policy issue submitted by the New York City Employees' Retirement System for consideration at the company's 2005 annual meeting.

Sincerely,



Julie Gresham

cc: Patrick Doherty, Office of the New York City Comptroller